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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saybrus Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) Connecticut (State) 06102-5056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary C. Tebbetts 518-479-8853
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP
(Name – *if individual, state last, first, middle name*)

350 Church Street (Address) Hartford (City) CT. (State) 06103 (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary C. Tebbetts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrus Equity Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saybrus Equity Services, Inc.

(a wholly-owned subsidiary of Saybrus Partners, Inc.)
Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2016

Saybrus Equity Services, Inc.
Table of Contents

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Saybrus Equity Services, Inc.

We have audited the accompanying statement of financial condition of Saybrus Equity Services, Inc. (a Delaware corporation) as of December 31, 2016, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Saybrus Equity Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrus Equity Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of Saybrus Equity Services, Inc.'s financial statements. The supplemental information is the responsibility of Saybrus Equity Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

Hartford, Connecticut
February 24, 2017

Saybrus Equity Services, Inc.
Statement of Financial Condition as of December 31, 2016

Assets:	
Cash	$ 9,026,712
Concessions receivable from third parties	854,664
Concessions receivable from affiliate	100
Prepaid regulatory expenses	41,734
Total assets	**$ 9,923,210**
Liabilities:	
Payable to affiliate	$ 1,309,245
Federal income taxes payable to affiliate	811,203
State income taxes payable to affiliate	221
Deferred federal income tax liability	47,135
Total liabilities	**2,167,804**
Stockholder's Equity:	
Common stock, par value $0.01 (5,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	2,108,960
Retained earnings	5,646,445
Total stockholder's equity	**7,755,406**
Total liabilities and stockholder's equity	**$ 9,923,210**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Operations for the Year Ended December 31, 2016

Revenues:	
Concessions earned	$ 16,946,978
Total revenues	**16,946,978**
Expenses:	
Salary and other compensation	11,819,455
Regulatory expenses	344,180
Other operating expenses	2,047,421
Total expenses	**14,211,056**
Income before income taxes	**2,735,922**
Income tax expense	1,164,679
Net income	**$ 1,571,243**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Stockholder's Equity for the Year Ended December 31, 2016

Common Stock:	
Balance, beginning of year	$ 1
Common shares issued	-
Balance, end of year	**$ 1**
Additional Paid-in Capital:	
Balance, beginning of year	$ 2,108,960
Capital distribution to parent	-
Balance, end of year	**$ 2,108,960**
Retained Earnings:	
Balance, beginning of year	$ 4,075,202
Net income	1,571,243
Balance, end of year	**$ 5,646,445**
Total Stockholder's Equity:	
Balance, beginning of year	$ 6,184,163
Change in stockholder's equity	1,571,243
Balance, end of year	**$ 7,755,406**

The accompanying notes are an integral part of these financial statements.

Saybrus Equity Services, Inc.
Statement of Cash Flows for the Year Ended December 31, 2016

Cash Flows from Net Operating Activities:	
Net income	$ 1,571,243
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Increase in concessions receivable from third parties	(341,785)
Decrease in concessions receivable from affiliate	2
Decrease in deferred federal income tax asset	55,594
Increase in prepaid regulatory expenses	(4,980)
Decrease in payable to affiliate	(794,673)
Decrease in federal income taxes payable to affiliate	(647,025)
Increase in deferred federal income tax liability	47,135
Cash used in operating activities	(114,489)
Net decrease in cash	**(114,489)**
Cash, beginning of year	**9,141,201**
Cash, end of year	**$ 9,026,712**
Supplemental disclosure of cash flow data	
Cash paid during the year for	
Taxes	$ 1,708,975

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

Saybrus Equity Services, Inc. ("Saybrus Equity" or the "Company") is a Delaware company organized on February 9, 2010 and registered as a securities broker/dealer with the Financial Industry Regulatory Authority ("FINRA") on August 16, 2010. Saybrus Equity is a wholly-owned subsidiary of Saybrus Partners, Inc. ("Saybrus Partners"). Saybrus Partners was a majority-owned subsidiary of The Phoenix Companies, Inc. ("Phoenix"). On June 20, 2016, Phoenix sold its majority interest in Saybrus Partners to NSRE Saybrus Holdings, LLC, a direct wholly-owned subsidiary of Nassau Reinsurance Group Holdings, L.P. ("Nassau Re"), a privately held company. Saybrus Equity provides wholesaling services of variable life insurance and variable annuities to various third-party distributors and affiliates. Saybrus Equity is authorized to do business in all 50 states as well as the District of Columbia.

Saybrus Equity earns variable product concession income based on contractual rates when the life or annuity product premium is funded and the Company has no obligation past this milestone to perform services.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash

Cash includes all cash balances which are not subject to withdrawal restrictions or penalties. Cash equivalents include all highly liquid short-term instruments with a maturity of three months or less when acquired. There were no cash equivalents held by the Company as of December 31, 2016.

Income Taxes

The Company is included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by Nassau Re. The Company records income tax expense or benefit in accordance with the Separate Return method, under which income taxes are computed as if the Company had filed on a stand-alone basis. The Company is also party to a tax sharing agreement with Phoenix and its subsidiaries. Under this agreement, the Company settles income taxes as if it filed on a stand-alone basis. Additionally, settlement is made for the tax benefit of any net operating losses or other tax credits generated by the Company, not utilized on a standalone basis, and utilized in the consolidated federal tax or Connecticut corporation business tax return filed by Nassau Re. To the extent that actual cash settlement for a given year differs from the amount computed for the year under the Separate Return method, the difference is recorded as either a contribution to capital or a distribution.

Deferred tax assets and/or liabilities are determined in accordance with the Separate Return method by multiplying the differences between the financial reporting basis and tax reporting basis of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date of the change.

The Company's federal and state income tax returns prior to fiscal year 2014 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. If necessary, the Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Revenue Recognition

Variable product concession income is recorded as income when earned and is based upon actual premium funding levels.

Concentration of Business

The Company monitors concentrations within its business in order to identify dependency on one or a few customers. The Company has one major third-party relationship, which accounted for approximately 96% of the Company's concessions revenue and 66% of the Company's concessions receivable, for the year ended December 31, 2016.

At December 31, 2016, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2016, the Company has uninsured cash in the amount of $8,776,712.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Distribution to Parent

There were no distributions made to the parent during 2016.

3. Transactions with Affiliates

Saybrus Equity has an expense sharing agreement with its parent Saybrus Partners. In accordance with the expense sharing agreement, Saybrus Partners pays operating expenses on the Company's behalf and is reimbursed through a cost allocation process. Expenses are incurred monthly and settled within 30 days. Expenses allocated to Saybrus Equity for the year ended December 31, 2016 were $14,211,056. Such expenses may not represent the amount that Saybrus Equity would report if such relationship would not exist.

For the year ended December 31, 2016, income tax expense of $1,164,679 was included in the statement of operations due to current year net income. As of December 31, 2016, the Company has a net income tax liability of $811,424 payable to its affiliate on the accompanying statement of financial condition.

The Company has no employees.

4. Regulatory Matters

Net Capital Requirement

Saybrus Equity is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the firm is subject to the SEC Uniform Net Capital Rule which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6-2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's capital exceeded this minimum throughout 2016.

Revenue Recognition

Variable product concession income is recorded as income when earned and is based upon actual premium funding levels.

Concentration of Business

The Company monitors concentrations within its business in order to identify dependency on one or a few customers. The Company has one major third-party relationship, which accounted for approximately 96% of the Company's concessions revenue and 66% of the Company's concessions receivable, for the year ended December 31, 2016.

At December 31, 2016, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2016, the Company has uninsured cash in the amount of $8,776,712.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Distribution to Parent

There were no distributions made to the parent during 2016.

3. Transactions with Affiliates

Saybrus Equity has an expense sharing agreement with its parent Saybrus Partners. In accordance with the expense sharing agreement, Saybrus Partners pays operating expenses on the Company's behalf and is reimbursed through a cost allocation process. Expenses are incurred monthly and settled within 30 days. Expenses allocated to Saybrus Equity for the year ended December 31, 2016 were $14,211,056. Such expenses may not represent the amount that Saybrus Equity would report if such relationship would not exist.

For the year ended December 31, 2016, income tax expense of $1,164,679 was included in the statement of operations due to current year net income. As of December 31, 2016, the Company has a net income tax liability of $811,424 payable to its affiliate on the accompanying statement of financial condition.

The Company has no employees.

4. Regulatory Matters

Net Capital Requirement

Saybrus Equity is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the firm is subject to the SEC Uniform Net Capital Rule which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6-2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's capital exceeded this minimum throughout 2016.

At December 31, 2016, Saybrus Equity had Net Capital of $7,713,572 and a Net Capital requirement of $144,520. Rule 15c-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. The Company's aggregate indebtedness to Net Capital ratio was 0.28 to 1 at December 31, 2016.

Exemptions from Reserve Requirements

Saybrus Equity does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

Saybrus Equity deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Securities Investor Protection Corporation ("SIPC") under Section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970 ("SIPA"). As of December 31, 2016, Saybrus Equity was in compliance with the conditions of these exemptions.

5. Commitments and Contingencies

Saybrus Equity may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

6. Income Taxes

The components of the income tax expense for the year ended December 31 were as follows:

	2016
Current	$ 1,061,950
Deferred	102,729
Total income tax expense	**$ 1,164,679**

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense as reported:

	2016
Statutory rate	35.0%
Meals and entertainment	1.6%
State taxes	5.9%
Other	0.1%
Effective income tax rate	**42.6%**

The following summarizes the deferred income taxes for the year ended December 31:

	2016
Deferred Tax Liability	
Restricted stock units	$ (47,135)
Gross deferred tax liability	(47,135)
Net deferred tax liability	**$ (47,135)**

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of December 31, 2016, Saybrus Equity does not have an asset for unrecognized tax benefits recorded in its financial statements. Saybrus Equity does not anticipate any material change in this position in the next twelve months.

7. Subsequent Events

The Company evaluated events subsequent to December 31, 2016 and through February 24, 2017, the date of issuance of these financial statements. The Company has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

Saybrus Equity Services, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2016

Net capital	
Total stockholder's equity	$ 7,755,406
Deduct assets not allowable for net capital	
Concession receivable from affiliate	100
Prepaid regulatory expenses	41,734
Total deductions from net capital	41,834
Net capital before specific reduction in the market value of securities	7,713,572
Less securities haircuts pursuant to Rule 15c3-1	-
Net capital	$ 7,713,572
Aggregate indebtedness	
Items included in statement of financial condition	
Payable to affiliate	$ 1,309,245
Payable for federal income tax	811,203
Deferred federal income tax liability	47,135
Payable for state income tax	221
Total aggregate indebtedness	$ 2,167,804
Computation of basic net capital requirement	
Minimum net capital required (based upon aggregate indebtedness)	$ 144,520
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 144,520
Excess in net capital	$ 7,569,052
Excess in net capital at 1,000%	$ 7,496,792
Ratio: aggregate indebtedness to net capital	0.28 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2016)

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's amended unaudited Part II FOCUS Report as filed on January 26, 2017.

See Report of Independent Registered Public Accounting Firm.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2016 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

See Report of Independent Registered Public Accounting Firm.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

As of December 31, 2016

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2016 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Saybrus Equity Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Saybrus Equity Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Saybrus Equity Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Saybrus Equity Services, Inc. stated that Saybrus Equity Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Saybrus Equity Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saybrus Equity Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Hartford, Connecticut
February 24, 2017


Saybrus
EQUITY SERVICES

Saybrus Equity Services, Inc.
Exemption Report for the Period January 1, 2016 through December 31, 2016

Saybrus Equity Servies, inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exhange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exempton Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(l).
(2) The Company met the indentified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Saybrus Equity Services, Inc.

I, Gary C. Tebbetts, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Gary C. Tebbetts

Title: Chief Financial Officer
Date Signed: February 24, 2017

One American Row
PO Box 5056
Hartford, CT 06102-5056

888-794-4447 phone
www.saybruspartners.com